================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X      Form 40-F
                                       ---              ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                    Yes       No X
                                       ---      ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                    Yes       No X
                                       ---      ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                    Yes       No X
                                       ---      ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.

Dated: December 22nd, 2003               By: /s/ David Raya
                                          --------------------------------------
                                           Name: David Raya
                                           Title: Manager of North America
                                                  Investor Relations

              Enersis Closes Its Capital Increase with a
   Total of US $2,104 Million Subscribed; US $885 Million Have Been
             Subscribed by Enersis' Minority Shareholders

   NEW YORK--(BUSINESS WIRE)--Dec. 22, 2003--Endesa S.A. (NYSE:ELE)

   --  99.9% of new shares issued have been subscribed.

   -- The support made by Enersis' minority shareholders, shows the confidence in the Company's future and constitutes a clear support to the plans carried out by Endesa S.A. in Enersis.

   --  The success of the measures contemplated in the Financial
        Strengthening Plan will reduce Enersis debt by approximately US $2,500 million in year 2003.

   Endesa S.A. (NYSE:ELE) announced that Enersis, has informed today to the SVS, that during the second tranche of the pre-emptive rights offering period, which concluded on December 20th, the Company raised a total amount of US $136 million. Taking into consideration the whole transaction which started at May 31st 2003, the total amount raised by Enersis is US $2,104 million.
   It is worth mentioning that 99.9% of the new shares issued in the capital increase have been subscribed.
   Out of the total US $2,104 million obtained in the capital increase, US $1,219 million were subscribed by Endesa Internacional, controlling company of Enersis and wholly owned by Endesa S.A., which capitalised its intercompany loan granted to Enersis in 1999. The remaining US $885 million have been subscribed by minority shareholders, which constitute one of the largest contributions ever made by minority shareholders in a capital increase in Latin America.
   The support made by Enersis' minority shareholders, shows the confidence in the Company's future and constitutes a clear support to the plans carried out by Endesa in Enersis.
   The capital increase, as well as assets disposal and debt refinancing, was one of the three fundamental pillars of the Financial Strengthening Plan approved by Enersis Board of Directors at the end of 2002.
   It is noteworthy that throughout this year, Enersis and its subsidiary Endesa Chile materialised the sale of assets for an amount of US $757 million, such as the Canutillar hydro facility, the Rio Maipo distribution company, high voltage transmission lines in Chile, and Infrastructura Dos Mil.
   Similarly, in the month of May of this year, Enersis and Endesa Chile concluded successfully the refinancing of their consolidated banking debt due in 2003 and 2004 for an amount of US $2,330 million. Approximately US $1,587 million corresponded to Enersis and US $743 million to its subsidiary Endesa Chile.
   The transaction, one of the most important private refinancing operations ever performed in Latin America, was implemented through syndicated loans -- for Enersis and Endesa Chile -- led by BBVA, Citibank, Dresdner Bank and Santander Central Hispano, and other 28 international financial entities.
   Additionally, last November Enersis signed a US $500 million syndicated loan that, together with the US $350 million obtained from the 10-year international bonds offering and the funds from the first tranche of Enersis' capital increase, were applied to pre-pay the US $1,590 million syndicated loan of the above-mentioned bank debt refinancing. This loan was maturing in 2008.
   All these transactions will allow Enersis to reduce its indebtness by approximately US $2,500 million in less than a year. Consolidated financial debt at Enersis by year-end 2002 stood at roughly US $9,000 million, amount that will decrease to approximately US $6,500 million at the end of 2003.

    CONTACT: Endesa S.A.
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es